

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3720

December 5, 2006

Mr. Suresh Rajpal
Chief Executive Officer
TransTech Services Partners, Inc.
445 Fifth Avenue, Suite 30 H
New York, New York 10016

   **Re: TransTech Service Partners, Inc.
     Registration Statement on Form S-1
     Amended November 22, 2006
     File No. 333-138080**

Dear Mr. Rajpal:

   We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you intend to file your legal opinion by amendment. Please note that we may have comment on the opinion when filed, such that you should leave sufficient time prior to requesting effectiveness.

Use of Proceeds – page 35

2. We note your response to Comment 14. It appears that because you are going to repay the loan with proceeds from the offering, you should include the amount to be repaid as a separate line item under "Offering and Private Placement Expenses," as opposed to footnote disclosure. Please revise or advise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or Cheryl Grant, Senior Staff Attorney, at (202) 551-3359, with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc:     Howard S. Jacobs, Esq.
        via facsimile, 212-940-6400